[Hogan & Hartson L.L.P. Letterhead]

February 7, 2005

EDGAR and Overnight Courier

United States Securities and Exchange Commission 450 Fifth Street, N.W. Washington, D.C. 20549-0305 Mail Stop 03-06
Attn:	Donald C. Hunt David Ritenour Heather Tress Kate Tillan
  Re:
  Medical Device Manufacturing, Inc. Amendment No. 5 to Registration Statement on Form S-4 Filed August 30, 2004 and amended on October 25, 2004, December 7, 2004, January 6, 2005 and January 27, 2005
  File No. 333-118675

Ladies and Gentlemen:

        On behalf of Medical Device Manufacturing, Inc., a Colorado corporation ("MDMI"), this letter responds to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") set forth in a letter (the "comment letter") to Ron Sparks, President and Chief Executive Officer of MDMI, dated February 4 2005, regarding the Registration Statement on Form S-4 (Commission File No. 333-118675) filed by MDMI on August 30, 2004, as amended by Amendment No. 1 thereto filed by MDMI on October 25, 2004, Amendment No. 2 thereto filed by MDMI on December 7, 2004, Amendment No. 3 thereto filed by MDMI on January 6, 2005 and Amendment No. 4 thereto filed by MDMI on January 27, 2005 (as amended, the "Registration Statement"). Filed herewith is Amendment No. 5 ("Amendment No. 5") to the Registration Statement, which has been marked to show changes from Amendment No. 4.

        MDMI's responses to the Staff's comments are set forth below and are numbered to correspond to the numbering of the Staff's comments in the comment letter. Unless otherwise indicated, all references to page numbers in the responses below refer to page numbers in Amendment No. 5. The responses provided herein are based on discussions with, and information furnished by, MDMI and its advisors. Once the Staff has reviewed MDMI's responses to the comments contained in the comment letter, MDMI would welcome the opportunity to discuss any additional questions the Staff may have to facilitate expedient resolution of any remaining issues.

Managements' Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies—Page 61

1.
Comment:    See prior comment 2. We note your disclosure that your provision for sales returns is recorded net of the value of inventory. Please note that your accounting policies should comply with U.S. GAAP as previously noted by the Staff. Please revise. That is, you should adopt policies that comply with U.S. GAAP and disclose those policies for each period presented. Then, you should restate your financial statements to properly reflect the adoption of those policies if the difference between actual amounts recorded by the company and the amounts that should have been recorded under GAAP are material. Otherwise, you should consider those differences on your passed adjustments schedule to determine whether or not passed adjustments are material in the aggregate to the financial statements. We do not believe that it is appropriate to adopt policies that do not comply with U.S. GAAP in your U.S. GAAP financial statements.

        Response:    MDMI has revised its critical accounting policy disclosure on page 61 to eliminate any references to recording sales return reserves on a "net" basis. As indicated in MDMI's response to prior comment 2(h), MDMI will report sales return reserves on a gross basis going forward.

        The impact of the misstatement of return reserves was reflected in the schedule of passed adjustments to determine the materiality of the aggregate adjustments. MDMI has determined that the impact of the aggregate passed adjustments to be immaterial to its financial position, results of operations and cash flow for the years ended December 31, 2001, 2002 and 2003, and the nine months ended September 30, 2003 and 2004. Therefore, MDMI has not restated its financial statements for the return reserve adjustments.

Consolidated Financial Statements—Page F-1

Note 5. Goodwill and Other Intangible Assets—Page F-17

2.
Comment: We see from Schedules A and B provided in response to comment 4 that actual net sales for ATM for 2001 were $14.1 million. Forecasted net sales for 2002 according to Schedule A were $15.5 million. If the total revenue lost in 2002 was $3.8 million as a result of the loss of these two customers, please supplementally explain for us the revenue per Exhibit 6 for 2002 of $1.4 million. How does a $3.8 million loss of revenue account for a decline in net sales from 2001 to 2002 of 90%? Please note that you should discuss all significant factors leading to the impairment loss in your disclosure in MD&A and the financial statements.

        Response:    MDMI performs an annual goodwill impairment test, and has selected October 31st as the annual assessment date. Due to the October 31st assessment date, MDMI's estimate of net sales per Exhibit 6 of Schedule B for the 2002 period is for the remainder of 2002 only, or two months. The estimate of $1.3 million of net sales for the last two months of 2002 equates to annual net sales of $7.8 million, a reduction of $6.3 million from the fiscal year 2001 net sales of $14.1 million. The loss of the two significant customers occurred in the latter half of fiscal year 2002 and therefore, the impact on net sales for fiscal year 2002 was $3.8 million. The full year projected reduction in net sales for fiscal year 2003, as a result of the loss of the two significant customers, was approximately $6.0 million. MDMI earned high profit margins on the business that was lost, resulting in the elimination of all positive cash flow from this reporting unit. MDMI immediately implemented cost reduction programs to mitigate the impact on cash flow, however, annual cash flow was still expected to drop approximately $3.0 million per year after the impact of all cost reduction initiatives. The valuation of this reporting unit was based primarily on discounted future cash flows, including a five year cash flow projection plus a residual value calculation to value the cash flows beyond the years that are discretely forecast. The $3.0 million per year reduction in cash flows significantly reduced the value of this reporting unit, and lead to a goodwill impairment charge of $17.5 million and an intangible asset impairment charge of $4.2 million recorded in the fourth quarter of fiscal year 2002.

        MDMI has revised the disclosure in Management's Discussion and Analysis on page 57 to further explain the reduction in future cash flows that lead to recording of an impairment charge.

3.
Comment: See prior comment 4. Schedule B did not include the determination of the implied fair value of your goodwill. Please supplementally confirm that you properly performed the second step of the goodwill impairment test under paragraphs 20 - 21 of SFAS 142.

        Response:    MDMI confirms to the Staff that MDMI properly performed the second step of the goodwill impairment test. In the second step, MDMI determined the fair value of all assets and liabilities of the Forming reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities equals the implied fair value of goodwill. MDMI recorded a goodwill impairment charge equal to the excess of the carrying value of goodwill over its implied fair value.

        Please direct any questions or comments regarding the foregoing to the undersigned at telephone number (303) 454-2480 or to Michael Hammell at telephone number (303) 454-2412.

Sincerely,
/s/ CHRISTOPHER J. WALSH Christopher J. Walsh
cc:
Medical Device Manufacturing, Inc.